BY COURIER

02028751

Kamps AG

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

RECEIVED APR 29 2002 SEC MAIL PROCESSING WASH. D.C. 155 SECTION

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

April 23, 2002

Rule 12g3-2(b) - File No. 82-4793

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

Dunja Dittmar
Kamps AG

Enclosure

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Kamps AG
Prinzenallee 11
40549 Düsseldorf
Telefon (0211) 530634-0
Telefax (0211) 530634-34
E-Mail info@kamps.de
Internet www.kamps.de

Kamps AG: Successful 1st Quarter 2002

- **Operating profit (EBIT) increased to EUR 18.3 million**

- **Structural initiatives successful**

Düsseldorf, 23rd April 2002. Kamps AG, Europe's leading baked goods manufacturer, successfully continued with the implementation of structural initiatives and generated an operating profit above plan in the 1st quarter of 2002. With the successful completion of an extensive refinancing package, the long-term financing of the business and the planned complete takeover of Harry's in the year 2003 have been secured.

During the 1st quarter of 2002, group net sales increased by 2.2% to EUR 421.6 million (2001: EUR 412.7 million). Growth drivers were the retail bakery activities. Retail bakery sales in Germany (Wendeln) rose to EUR 228.2 million (+ 6.0%) and in France (Harry's) to EUR 58.8 million (+ 17.1%). At Kamps Bakeries (craft bakeries) turnover declined to EUR 68.1 million (2001: EUR 77.2 million) due to the continued implementation of the partner-system concept and subdued consumer spending.

The operating profit (EBIT) of Kamps Group rose disproportionately by 5.2% to EUR 18.3 million, an increase above plan. The improvement was driven by strong growth in the Retail Bakeries division, with Wendeln and Harry's showing an excellent performance and increasing their EBIT by 9.4% (to EUR 14.2 million) and 42.4% (to EUR 4.4 million) respectively. At the Dutch retail bakery division (Quality Bakers) a set of determined restructuring measures were completed and, under new management, the business has returned to profitability. In contrast, operating profit at Kamps Bakeries (craft bakeries) declined to EUR 6.0 million (previous year: EUR 8.7 million) due to lower sales volume.

Net profit, adjusted for extraordinary results, amounted to EUR 1.4 million in the 1st quarter (previous year: EUR 1.7 million). Extraordinary one-off expenses of EUR 16.3 million were incurred in connection with the completion of the debt refinancing package. This extensive refinancing has provided Kamps with a solid long-term financial footing. Net debt at the end of the period amounted to EUR 783 million.

Heiner Kamps, CEO of Kamps AG, said, "The 1st quarter results show that our focus on organic value growth which was initiated last year is beginning to bear fruits."

Key figures for Kamps AG (Group)

In million Euro	31.03.02	31.03.01	31.12.01
P & L			
Gross sales	489.4	463.6	1,954.2
Sales deductions	-67.8	-50.9	-245.6
Net sales	421.6	412.7	1,708.6
Cost of goods sold	-248.6	-250.3	-1,024.1
Selling expenses	-146.9	-138.7	-573.3
Administration expenses	-17.0	-16.2	-72.2
Other operating income	16.6	17.4	76.2
Other operating expenses	-2.5	-1.8	-7.9
Operating profit before Amortization (EBITA)	**23.2**	**23.1**	**107.3**
Amortization	-4.9	-5.7	-20.6
Operating result (EBIT)	**18.3**	**17.4**	**86.7**
Interest result	-13.7	-12.7	-54.0
Result from ordinary activities	4.6	4.7	32.7
Extraordinary result[1)]	-15.9	0.0	-14.7
Taxes	-3.0	-2.8	-11.2
Partial transfer of profits	-0.2	-0.2	-1.3
Net income / Net loss	**-14.5**	**1.7**	**5.5**
Adjusted net income	**1.4**	**1.7**	**20.2**
Adjusted net income per share (in Euro)	0.02	0.02	0.24
Number of shares (in million)	82.80	82.37	82.35
Balance Sheet			
Assets			
Fixed Assets	927.4	996.6	938.9
Current Assets	318.7	293.9	294.4
Prepaid expenses	9.9	6.7	7.9
Balance Sheet total	**1,256.0**	**1,297.2**	**1,241.2**
Liabilities			
Equity	92.8	155.0	107.0
Accruals	147.6	126.2	134.1
Bonds	608.8	598.0	608.6
Bank loans	194.2	209.4	168.3
Other liabilities	210.8	205.7	221.3
Prepaid income	1.8	2.9	1.9
Balance Sheet total	**1,256.0**	**1,297.2**	**1,241.2**

[1)] Includes extraordinary expenses of EUR 16.3 million and extraordinary income of EUR 0.4 million.

Extract from the cash flow statement of Kamps AG (Group)

In million Euro	31.03.02	31.03.01	31.12.01
Net income	-14.5	1.7	5.5
Depreciation of fixed assets	23.9	26.0	100.5
Operating cash flow	9.6	35.3	120.7
Cash flow (incl. other assets/liabilities)	-9.8	32.1	143.5
Cash flow from investing activities	-11.9	-11.1	-83.7
Cash flow from financing activities	26.2	-19.8	-66.7
Net increase in cash	4.5	1.2	-6.9
Liquid funds at beginning of the period	15.7	22.6	22.6
Liquid funds at period end	20.2	23.8	15.7

Segment report as at March 31, 2001

	Kamps Bakeries		Kamps Retail Bakeries		Other Segments		Total	
In million Euro	**31.03.02**	**31.03.01**	**31.03.02**	**31.03.01**	**31.03.02**	**31.03.01**	**31.03.02**	**31.03.01**
Net sales	68.1	77.2	349.2	334.0	4.3	1.5	421.6	412.7
Operating results (EBIT)	6.0	8.7	19.1	16.1	-6.8	-7.4	18.3	17.4
Depreciation	4.8	5.0	13.7	15.1	5.4	5.9	23.9	26.0
Assets	133.3	135.7	812.2	790.4	310.5	371.2	1,256.0	1,297.2
Capital expenditure	3.7	3.5	7.5	13.9	0.8	0.8	12.0	18.3
Accounts payable and accruals	30.8	32.3	249.9	222.5	11.1	2.8	291.8	257.6
Bonds and bank loans	1.5	1.7	92.3	100.9	709.2	704.8	803.0	807.4
Other liabilities	8.0	10.2	59.0	65.5	1.4	1.4	68.4	77.1
Staff without Harry's (additional 3,354)	3,178	4,115	11,225	11,533	82	127	14,485	15,775

Contact: Kamps AG
Investor Relations
Thomas Sterz +49 211 53 06 34 230

Press
Volker Berg +49 211 53 06 34 66

Fax +49 211 53 06 34 67
Internet www.kamps.de
e-mail info@kamps.de

Barilla | Kamps AG

Kamps und Barilla einigen sich auf Unterstützung des Angebots
Finba Bakery Europe AG erhöht das Angebot auf 12,50 Euro je Aktie

Düsseldorf, Deutschland / Parma, Italien, 23 April 2002. Finba Bakery Europe AG, derzeit noch firmierend als "ffynnon Vierundzwanzigste Vermögen", ein Unternehmen der Barilla Gruppe, und der Vorstand der Kamps AG haben sich heute Morgen auf ein verbessertes Angebot von Barilla an Kamps AG geeinigt. Kernpunkte dieser Übereinkunft sind die Fortführung der Kamps AG als eigenständiges Unternehmen im Barilla Konzern unter der Führung des jetzigen Managements mit Hauptsitz in Düsseldorf sowie die Erhöhung des Angebotspreis von 12,00 Euro auf 12,50 Euro je Aktie.

Der Vorstand der Kamps AG wird den Aktionären empfehlen, das Angebot der Barilla-Gruppe anzunehmen.

Der Preis von 12,50 Euro entspricht einer Prämie von 20% über den durchschnittlichen Aktienkurs der letzten drei Monate vor Ankündigung des Angebots. Das Angebot bewertet den Kamps Konzern (Firmenwert) mit dem 21fachen des operativen Ergebnisses in 2001 (EBIT), und liegt damit deutlich über den durchschnittlichen Bewertungen vergleichbarer Transaktionen in dieser Branche. Gleichzeitig sichert das Angebot die langfristige Zukunft von Kamps als unabhängiges Unternehmen innerhalb der Barilla Gruppe. Auf Basis der IPO-Bewertung von 4,18 Euro im April 1998 (Anpassung bzgl. Aktiensplitt) bedeutet das heutige Angebot eine Rendite von 32 % pro Jahr.

Heiner Kamps, Vorstandsvorsitzender der Kamps AG sagte: "Der Vorstand hat die strategische Logik eines Zusammenschluss nie in Frage gestellt. Barilla's Entscheidung sein Angebot zu verbessern, bedeut, dass die Zusammenführung nun auf einvernehmlicher und kooperativer Basis vorangehen kann, und für die Kamps-Aktionäre bedeutender Wert geschaffen wurde. Ich bin davon überzeugt, dass das Angebot im Interesse aller unserer Aktionäre, Arbeitnehmer und weiterer Stakeholder ist."

Guido Barilla, Chairman der Barilla Gruppe, sagte: "Wir freuen uns, dass der Vorstand der Kamps AG unser geplantes Übernahmeangebot unterstützt. Beide Unternehmen ergänzen sich hervorragend in ihren Produkten, Marken und Märkten, so dass die Kamps AG in Zukunft einen wichtigen Teil der Barilla Gruppe bilden wird. Durch den Zugang zu weiteren wichtigen Märkten wird die Position von Barilla im europäischen Markt für Backwaren durch die geplante Übernahme deutlich gestärkt und ich freue mich, die Kamps AG schon bald als neues Mitglied der Barilla-Gruppe begrüßen zu können."

Als wesentliche Eckpunkte der mit der Kamps AG erzielten Einigung, hat Finba ausdrücklich bestätigt, dass sie beabsichtigt:

- die wesentlichen Geschäftsaktivitäten der Kamps AG fortzuführen,
- keine derzeit wesentlichen Geschäftsaktivitäten der Kamps AG zu veräußern,
- die Kamps AG bei der Akquisition der verbleibenden 51% des Anteils an Harry's, die französische Tochtergesellschaft der Kamps AG, zu unterstützen,
- alle wesentlichen Betriebsanlagen und insbesondere die Unternehmenszentrale der Kamps AG in Düsseldorf beizubehalten,
- die Firmenidentität sowie das ursprüngliche Kerngeschäft der Kamps AG weiter fortzuführen,
- die Geschäftsaktivitäten der Kamps AG unter ihrem derzeitigen Namen und Nutzung der derzeitigen Markennamen fortzuführen.

Kamps wird von JP Morgan und Lampe Corporate Finance beraten, die Deutsche Bank und Altium Capital beraten Barilla.